May 21, 2009

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176

Re: **Enzon Pharmaceuticals, Inc. ("Enzon" or "the Company")**
           Revised Preliminary Proxy Statement on Schedule 14A filed May 12, 2009
           Additional Soliciting Materials filed pursuant to Rule 14a-12 on May 7, 2009
           and May 20, 2009
           Filed by DellaCamera Capital Master Fund, Ltd., et al.
           File No. 000-12957
           Schedule 13D/A filed April 22, 2009
           File No. 005-35587
           Filed by DellaCamera Capital Master Fund, Ltd., et al.

Dear Mr. Davis:

We have reviewed your filing and have the following comments.

Schedule 14A

Past Actions Taken By Us to Address Our Concerns, page 5

1. We note your response to our prior comment 5. Please revise your filing in response to the below listed additional comments:

    • We note your response in bullet 1 that you believe there has been a, "massive destruction of shareholder value" and that Mr. Buchalter, "is directly responsible." However, Schedule 1 indicates that Mr. Buchalter assumed his position in December 2004, when the market price of Enzon's common stock had already begun a decline, and from mid-2005 until the recent general market disruption Enzon's stock price remained relatively stable. Therefore, we ask that you provide further basis for these statements, or alternatively, remove them.

    • We note in bullet 5 that you respond citing your belief that Mr. Buchalter presided over the initiatives you claim failed. However, you do not address the disclosures in Enzon company filings that cite the decisions to not go forward with these initiatives as business decisions based on external market conditions. Your response here, and in response to our similar prior comment 7, do not offer any evidence contrary to the company's belief that they elected not to pursue these initiatives because of market conditions. Please provide some such evidence, or alternatively, remove these references.

Our Concerns, page 4

2. We note your response to our prior comment 8 that you do, "not believe that there are any tangible downsides to the adoption of Proposal 1 or Proposal 3." While we recognize your arguments for the benefits you believe would result from approval of these proposals, we note that you cannot guarantee such outcomes. Please revise your disclosure to acknowledge the potential negative effects of approval of each proposal.

Schedule 13D/A filed April 22, 2009

3. We note that the amended Schedule 13D filed on April 22, 2009 discloses the filing of the preliminary consent solicitation statement on the same date. Please advise how the filing of the amended Schedule 13D on this date, as opposed to an earlier date on which there was a change in the Reporting Persons plans relating to a change in the management of Enzon, is consistent with the Reporting Persons' obligations pursuant to Exchange Act Rule 13d-2 and Item 4(d) of Schedule 13D. In responding to such comment, please advise in your response letter the dates on which the Reporting Persons (i) determined to engage in a consent solicitation, (ii) initiated the drafting of a consent solicitation statement (2) and retained MacKenzie Partners, a proxy solicitation firm.

*   *   *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

Please direct any questions to Mike Rosenthall at 202.551.3674 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and
Acquisitions